Filed by Inflection Point Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Quantum Space, LLC

Commission File No.: 333-299286-01

Quantum Space Analyst and Investor Day

November 9, 2026

Certain statements made during the event have been corrected in this transcript, as indicated by brackets, to accurately reflect information previously disclosed by Quantum Space. Specifically: (i) references to the anticipated launch of Quantum Space’s first vehicle, Prime, in “June or July 2027” and in the “second quarter of 2027” have been corrected to the “second half of 2027,” consistent with the timing stated elsewhere during the event; and (ii) references to Quantum Space delivering “three” NASA payloads to the moon have been corrected to “two.”

Set forth below is a transcript of the Analyst and Investor Day held by Quantum Space, LLC on November 9, 2026. The transcript has been edited for clarity to remove verbal fillers, false starts, and repetitions, and to correct transcription errors, including the spelling of names and program designations.

Speakers

Jim Bridenstine — Chief Executive Officer, Quantum Space

Kerry Wisnosky — President and Co-Founder, Quantum Space

Adarsh Parekh — Chief Financial Officer, Quantum Space

Presentation

Jim Bridenstine: Hello, and welcome to the analyst call for Quantum Space. We are excited to present what we are up to, and fundamentally, what we are up to is disrupting the orbital economy. We really believe we have a lot of opportunity to do that, given the technology that we’ve developed and the satellites that we’re building.

I’m Jim Bridenstine, and I’m the CEO of Quantum Space. My history is that I’m a Navy pilot by trade. After finishing in the Navy, I ran for the U.S. House of Representatives. I served on the Armed Services Committee, Subcommittee on Strategic Forces, which deals with all of our national security space capabilities. In those days, I was part of a small group that created what is now the Space Force. I also served on the Science Committee that oversees NASA and NOAA, and of course, a lot of people don’t realize that about 40% of NOAA’s budget is focused on space.

So when I was in the House of Representatives, I spent a lot of time dealing with space issues and drafting space legislation, and then, of course, I went on to run NASA after serving in the House of Representatives. And now I’m the CEO of Quantum Space.

I’m going to turn it over to Kerry Wisnosky and let him introduce himself, and then others.

Kerry Wisnosky: Thanks, Jim, and good morning, everybody. As Jim indicated, my name is Kerry Wisnosky. I’m the president here at Quantum Space, and also a co-founder; we started the company in 2021. Prior to co-founding Quantum Space, and we’ll get into the great capability that we’re building, I spent 30-plus years in the aerospace world, working for a lot of large aerospace companies on both offensive and defensive space and missile applications.

One of my assignments was as the leader at the Raytheon-Hughes joint venture building the missile defense missiles that are being used in the missile defense and Golden Dome domain today, off the Navy ships. After leaving Raytheon, I went and started a company called Millennium, co-founded Millennium, and built that up to a couple of thousand people. I exited that about 2021, around the same time we started Quantum and joined with a gentleman, Dr. Kam Ghaffarian, to get Quantum off the ground.

I’d like to turn it over to Adarsh to give you his background.

Adarsh Parekh: Thank you, Kerry. Hi, everyone, and good morning. It’s a pleasure to be here. I’m super excited about Quantum and everything that we’ve got going on.

I serve as the CFO of the company. I come here with over 25 years of experience across financial services and financial operations. I started my career in investment banking and transitioned over to the principal side, where I served as a portfolio company CFO a number of different times. Most recently, prior to Quantum anyway, I served as CFO of Sidus Space, which trades on the Nasdaq, and prior to that I was at Terran Orbital. My transaction experience really helped me with my experiences at Terran as well as at Sidus. At Terran, I was a critical team member of the sale to Lockheed Martin, so we went from public to private, and then at Sidus Space we successfully raised a good amount of capital, well over $200 million for the company.

I’m very excited to be here at Quantum Space with all the different things we’ve got going on, particularly with our differentiated product and economy, and then, of course, working with Jim and Kerry.

Jim Bridenstine: Thank you, Adarsh. So, rounding out our team here, the chairman of our board is Kam Ghaffarian. He is not new to space. He has had a number of space companies, and other companies. Two of his companies have already gone public, and we will be his third company to go public. Some of you are probably familiar with X-energy, and others of you are familiar with Intuitive Machines. And of course, Kam Ghaffarian also has Axiom Space.

My history with him is that I got to know him when I was in the House of Representatives. He was telling me about his plan to build a space station to replace the International Space Station, and interestingly, he has been winning contracts with NASA to do just that. He has also won contracts with NASA, with Intuitive Machines, to land on the moon through a program called CLPS, Commercial Lunar Payload Services. And of course, on Saturday, the current NASA administrator, Jared Isaacman, announced that they’re going to be putting CLPS on steroids with the CLPS 2.0 program for the moon base, which we at Quantum Space are very excited to be participating in.

But Kam has not just been building moon landers and space stations to replace the International Space Station. He has won contracts for spacesuits for NASA. He has won private astronaut missions for private astronauts to go to the International Space Station, among many other things. So he has been involved in the space world for quite a while.

This is really a space play for national security and defense. Make no mistake, we have the ability to build high-energy satellites that can not only maneuver in space to provide sustained maneuver for dynamic space operations, but we also have enough energy to take payloads to the moon. And those payloads are in fact national security payloads, but also NASA payloads. So Kam’s legacy is going to be very important for this company as we go forward: his history, his knowledge, and his capabilities.

Of course, I’ve introduced myself, and Kerry has introduced himself. Phil Bracken is our Chief Technology Officer, a very bright guy who has done a lot of really important work at Spaceflight, at Blue Origin, and at other places as well. Ben Reed is our Chief Growth Officer. I’ve known Ben Reed for many years as well. When I was running NASA, he was serving in the White House on the staff of the National Space Council in those days, so I got to know him then. And of course, he is a co-founder of this company, and he is doing really remarkable work helping us win contracts, which we’ll get into here in a second.

You’ve met Adarsh. And then, of course, we’ve got some other really remarkable people that you can see here. Blake Rainey, whom we recently hired as our Chief People Officer; Patrick Monahan as our Chief Legal Officer; and Richard Matlock, who comes from national security space, the Missile Defense Agency, and other places within the national security domain, the Pentagon, and so forth. So this is, in my view, a remarkable team, and I’m super excited to be part of this team and to have all these great folks working at Quantum Space.

So let’s go back in time here a little bit. I’m going to talk a little bit about my history on Strategic Forces. Actually, I go back to my time as a Navy pilot. A lot of people don’t realize how dependent the United States of America is on space. Going back to 2002 and 2003, I was flying combat missions in Afghanistan and in Iraq, and in those days we were dependent on space for pretty much every domain of warfare. Air, land, and sea, all dependent on space.

So when we think about intelligence, surveillance, and reconnaissance, and communications, in those days we were sending high-resolution motion picture images all around the globe instantaneously, so decision makers could make decisions. We were also using space for navigation. But that timing signal from GPS isn’t just for navigation. It’s also for networking in theater, so that everybody is looking at basically the same integrated picture, where we know where the good guys are and we know where the bad guys are. So that integrated picture comes from that GPS timing capability.

We use space for missile warning, missile tracking, and nuclear command and control. We use it for targeting. Think about precision guided munitions and GPS-guided weapons. We use space for every domain of warfare. In fact, recently a lot of folks watched with great interest as Iran threw over 900 missiles at Israel, and those missiles got knocked down, primarily because we have the ability to do early warning with space-based infrared. We share that information with our friends and allies. Space is an enabler for every domain of warfare.

Here’s the challenge. We started seeing back in 2007 our adversaries, I should say our competitors, start launching direct-ascent anti-satellite missiles. We then started seeing them put co-orbital anti-satellite satellites into orbit, so think of a satellite designed to kill another satellite.

So years later, when I’m on the Armed Services Committee, we’re getting guidance that we need to change our architecture, for a lot of reasons. Not just because they’re targeting those systems, but because by targeting those systems, they changed the economies of force. So think about this. If they launch a $500 million missile and they kill a $2 billion satellite, those economies of force are not sustainable. Not only are they not sustainable, but it has a direct impact on the outcome of the war.

So what we had to do is change our architecture. Instead of building dozens of multi-billion-dollar satellites, we were going to build thousands of multi-million-dollar satellites, $50 million satellites. And we’re going to bring them into low Earth orbit to complicate the targeting solution for the enemy, we’re going to network them together, and we’re going to change the economies of force. So now, when they launch a $500 million missile, it hits a $50 million satellite. The economies of force are in our favor, and it has zero impact on the outcome of the war, because we are so proliferated, distributed, and disaggregated that we’ve really denied the adversary their ability to have a desired effect, because we have networked ourselves in low Earth orbit.

We have moved out on that as a country, and it has been effective. Here’s the challenge now. The adversary adjusts yet again. In this case, they’re changing the economies of force by proliferating technologies like jamming, and spoofing, and dazzling, using laser energy to confuse a satellite or blind a satellite, directed energy to kill a satellite. Once again, they are changing the economies of force, and we then have to adjust.

So the next phase in this dynamic world that we live in, when it comes to using space to affect the outcome of a war, the next phase is to proliferate even further. So instead of just having thousands of satellites in low Earth orbit networked together, we need to distribute that network further. We need to go to medium Earth orbit. We need to go to geostationary orbit in bigger numbers. We need to get beyond geostationary orbit, all the way out to what we call XGEO, beyond geostationary orbit, all the way out to, as you can see on this slide, on the right side you see a picture of the moon. We need to get out to cislunar space. Recently, the chairman of the Joint Chiefs, Chairman Caine, said that we need to be prepared to fight all the way out to cislunar space. And so that is happening right now.

So when you think about this distributed architecture in space, this requires our country to build satellites that have high-energy capability. When you go from low Earth orbit to medium Earth orbit to geostationary orbit, each one of those movements requires higher energy. That means more fuel. And of course, with more fuel, once you get into those higher-energy orbits, we have to be able to sustain maneuver for dynamic space operations.

The history of orbits is that you put a satellite in orbit and it stays there. It stays there for 10 years, it stays there for 20 years, it can stay there for 100 years, and it is perfectly predictable. Yes, it’s moving at 17,500 miles per hour, but it’s also perfectly predictable, because as it goes around the Earth you can set your watch by it, and that makes it targetable. It makes it vulnerable.

And what we have to do in space is not only distribute into these higher orbits, but once we’re in those higher orbits, we have to be unpredictable. We have to make sure that the adversary, to the extent that they want to target us, cannot. And when they do target us, we can do things that make it so that it is fruitless. So that is what Quantum Space is building.

We are building the highest-energy satellites in their class on the market, and we do that in a number of ways. The first thing we do is we carry more fuel than any satellite in their class, and we have certain very unique technology capabilities that enable us to carry more fuel than our competitors. Not only do we carry more fuel, our satellites are designed to be refuelable. And our satellites, in fact, have the ability to refuel others. So what we’re really creating is this idea of creating opportunities, creating options for the warfighters, for the commanders, to ultimately be able to fight and win in space.

So, the largest fuel tanks of any satellites in their class. We have the ability to refuel others, we have the ability to be refueled, and we have the ability to use hydrazine, which is storable in space and transferable in space, which is also unique. Not very many companies have that ability. The other one is this ability to use the chemical propellant, hydrazine, for electric propulsion.

Chemical propellant is for high-energy maneuver. Electric propulsion is for long-duration, sustainable maneuver. Historically, and we saw this when I was at NASA, when we wanted to put a satellite out in deep space at an asteroid called Bennu, we had to have two different propulsion systems, one for electric and one for chemical. That means two different tanks, two different types of fuel, and two different fuel feed systems. Well, with our technology we’re able to use one type of fuel to do both chemical and electric propulsion, and we’ve got contracts with the Air Force Research Lab to continue developing that capability.

And our satellites are designed to last, and they’re designed to last because we carry so much fuel and we have the ability to be refueled. So when you add all of this up, we are building satellites that are the highest-performing satellites in their class. We’re super excited about it. We’re very proud of what we’re building, and ultimately we are serving the national security market. But we also have the ability to serve commercial markets, and we have the ability to serve the civil markets all the way out to the moon.

It was announced on Saturday by the NASA administrator that Quantum Space is going to be delivering two NASA payloads to the moon in very short order. So we have the ability to carry more fuel, we have more velocity, we give optionality to commanders, and we can stay in space longer and do more things at a lesser cost.

All right, Kerry, I’ll let you flip to the next one.

So, when you think about space, this is the theory of competitive endurance. The history of space used to be that it was sanctuary. Well, it’s not sanctuary anymore. Back in 2014, when I was on the Armed Services Committee, it was declassified that China had a satellite 1 million miles on the other side of the moon. And in those days, even before 2014, that’s when it was declassified, but in the days prior to that, everybody thought that satellite was dead. It hadn’t communicated, it hadn’t maneuvered. Then all at once it turns itself on, it communicates, it uses propulsion to fly way out in deep space in formation with an asteroid, which is really hard to do, but they did it after being dead for years on the other side of the moon. And then they came back to Earth. And that’s where the declassification ended.

But here’s the important point. This was back in 2014. You have to remember, if you can attack from above, you can attack without warning. What does that mean? Think about geostationary orbit. That’s where we’ve got nuclear command and control. That’s where we’ve got missile warning and missile tracking. That’s where we’ve got our most important communication satellites, not just for nuclear command and control but also conventional warfare. The WGS constellation is up there. So when we saw that, we had to do something different. We have to get domain awareness way out to the moon and even on the other side of the moon.

So when you look at that first bullet point that the Space Force came to within the theory of competitive endurance, the first bullet point is avoiding operational surprise. That requires us to send satellites way out into deep space to get awareness as to what our competitors are doing. Notice, it’s not called the theory of adversarial endurance. It’s competitive endurance. We want it to be competitive, so that it doesn’t become a war, and we have to make sure that it’s competitive by knowing what our potential adversaries are doing. And that’s what avoiding operational surprise is all about.

Denying first mover advantage. Look, when we used to build satellites that were multi-billion dollars, and our adversaries could launch a missile that was $500 million, that was a first mover advantage for the adversary. Now that we’ve changed the economies of force, the first mover advantage is not there anymore, and we deter them by denying them the outcomes that they’re looking for, deterrence by denial. So we have to deny the adversary first mover advantage. That’s all about proliferation. When we talk about proliferation, we’re talking about taking not just the tens of thousands of satellites in low Earth orbit, but moving them out to medium Earth orbit, geostationary orbit, beyond geostationary orbit, and all the way out to cislunar space.

When I use the word cislunar, just to be clear, what we’re talking about is the orbital dynamics that result when a satellite is acted upon by both the Earth’s gravity well and the moon’s gravity well. It creates some really weird and unique orbital dynamics, and it enables satellites to maneuver in ways that historically we have not been able to maneuver. So we need to be thinking about cislunar space.

The last bullet there is counterspace campaigning. When you think about counterspace campaigning, this follows the same, you know, I’m a Navy pilot by trade, and we talk about air superiority. What air superiority means is that we have the ability to operate freely in the air domain, and we can deny the adversary their ability to operate freely in the air domain. Well, those principles are now applying to space.

As we use space to affect every domain of warfare, intelligence, surveillance, and reconnaissance, communication, navigation, timing, missile warning, missile tracking, nuclear command and control, targeting, and everything else, when we consider how we use that for every domain of warfare, the adversary is trying to deny us the use of those capabilities, which means we have to be able to fight through that. That’s one of the reasons maneuver is so important. We have to be not targetable. At the same time that we are denying the adversary the ability to affect their will on us, we have to be able to affect our will on them. We have to be able to deny them the ability to operate freely in the space domain. That’s what counterspace campaigning is all about. It’s about space superiority. Just like we have that in the air domain, we now need it in the space domain.

So this theory of competitive endurance is really what we are focused on as a company. We’re building sustained maneuver for dynamic space operations, because every single one of those principles of competitive endurance requires us to build satellites that have more energy capacity than ever before, have the ability to be refueled, have the ability to refuel others, and have the ability to sustain maneuver with both electric and chemical propulsion. These are the capabilities that we are building at Quantum Space, and if you look at this slide, you can see a lot of the different mission sets that we can be, are, and will be involved in.

So one of the other advantages, I talked a lot about the national security efforts, and in this particular case we’re looking at how we benefit the commercial markets. So if you just look at a traditional satellite that goes to geostationary orbit, we’ll use the price that we have for our Ranger, which is $30 million. And you look at one of our competitors’ satellites, also $30 million. The key is you need to get to higher-energy orbits with those satellites. So how do you do that? Well, the history is you’ve got to have a heavy-lift rocket, and those heavy-lift rockets are super expensive. So if you go to that access-to-orbit line and you go across the bottom, you can see $125 million for a heavy-lift rocket to take your satellite to geostationary orbit.

Interestingly, because of what we have built and what we are capable of doing, we don’t have to go to geostationary orbit. We can have optionality among our rocket providers. Our rocket providers can take us to low Earth orbit. Why can they take us to low Earth orbit? Because we have enough energy resident in our satellite that we can maneuver ourselves from low Earth orbit all the way out to geostationary orbit, which means we don’t have to go buy a heavy-lift rocket to take us to GEO. So that significantly reduces the cost of access to geostationary orbit, which has huge implications, not just for the national security market but also for the commercial markets. If we can drop the cost of getting payloads, other people’s payloads, to geostationary orbit by riding with us on rockets that go to low Earth orbit, and then we can take them out to geostationary orbit, we can significantly reduce the cost of getting their payloads to geostationary orbit. And that’s what this slide represents.

Kerry, I’m going to turn it over to you to talk about this slide.

Kerry Wisnosky: Thanks, Jim. One of the things I’d like to share is that Jim is talking about the market dynamics, what’s going on in the national security space and the opportunities that are available in the commercial arena. The way I like to think about this is to look back in history and see what’s happened over these last, let’s say, 20 years or 15 years, that essentially has created this vibrant space economy that’s now a multi-trillion-dollar industry by any metric.

And the way I think about it is in what we call waves, what I call the evolution of space demand. The first wave, I consider, think back to about 2009. What happened? Well, this company called SpaceX, which we’ve all probably heard about, started introducing a rocket called Falcon to the market, and what that enabled, for the first time ever, is that the government was not totally in charge of access to space. And what you saw during that time was initial communication satellites coming onto orbit and commercial industries stating, hey, we can now access space and develop a commercial model of services that we can provide to the terrestrial economy market.

If you fast forward to about 2015, what happened? The second wave was what I call the proliferation of LEO constellations. It wasn’t just doing single spacecraft for science anymore. It was really trying to identify what is the business model that can support the terrestrial and space market. We saw companies like OneWeb come on the scene and Planet Labs start building constellations, and even today, as you look at Amazon Leo or Starlink, they’re all a manifestation of SpaceX building this infrastructure to low Earth orbit, which is great. Again, it’s created a multi-trillion-dollar industry.

But if you think about these other orbits that we have to grow and mature and operate in in the future, the ones that Jim has just shared with you, one of the realizations is that the infrastructure that was built to operate in low Earth orbit was never designed to develop a cost-effective business model that would enable not only a national security mission but also a commercial market. And so, again, what we’re building here at Quantum Space is the ability to unlock this next wave, which we call the quantum wave, which is going to be able to operate cost-effectively to provide infrastructure and data services using the highest-performing maneuvering vehicle to operate in these high-energy orbits that Jim was sharing with you.

And then, conservatively, by any estimate, the expectation is this is a $100 billion industry in 2031. There’s plenty of analysis that people have looked at to say it’s going to be much more significant than that. But again, we’ve spent our careers in the national security and government area, so we take a conservative approach to things. So we look at it as the total addressable market being about $100 billion. The serviceable market, which is just looking at our platforms and the capability they’re going to provide, is about $8 billion to $10 billion around the 2030 time frame. And our pipeline substantiates that, and I’m going to dig into that in a few minutes, that about a billion dollars is what we consider the obtainable market for us around the 2031 timeline.

So let’s dig into the proof points, what’s going on in Quantum Space and in the market today.

Jim Bridenstine: Hey, Kerry, can you back up? I just want to say something. Kerry hit this right. So wave one was an increase of access to low Earth orbit. Wave two was the miniaturization of satellites, the proliferation of satellites in low Earth orbit, smaller proliferated constellations. Wave three is, we’re going to go beyond low Earth orbit to these higher-energy orbits. And if you look at this market analysis, it is my opinion that that $100 billion is grossly underestimated over time. And I think if you look at just the Space Force budget alone, you’ll see that there is a reason the Space Force budget is going up. So I just want to say, it is my belief that we are being very conservative with these numbers.

I’ll let you keep going.

Kerry Wisnosky: So, to put up some data sets associated with what we think the opportunity is. One thing we know in the history of space, and even today, if you go look at technology and operations in space, the government is the great enabler. The government puts more money into R&D than any other company in the space arena. And so, those examples we just went through in those waves, when you track where the money incubated, it came from the government.

So, again, we’re seeing this next wave. We’ve seen that just in the national security space, since the Space Force was introduced, the first budget in 2021 was about $15 billion. And if you look at 2026, in just five years, it’s potentially a five times increase. And that’s gone through the first Trump administration, the Biden administration, and now the current administration. So we know there’s bipartisan support for the importance of building space superiority in the U.S. markets.

We’ve seen programs get significant increases.

The other realization that we’ve seen in 2026 and 2027 is that now there are these multi-billion-dollar contract awards to operate and do the types of mission sets that the product we’re developing here at Quantum Space is perfectly suited for. And so, you’ll see on the next chart, which I’m going to get into, we’ve won some significant research and development contracts that have proven out a lot of the technology that we’re bringing to the market. Those are just on the heels of these multiple multi-billion-dollar contract awards from principally the United States government, on both the national security and the civil markets. And Jim just shared with you what was going on with the NASA moon base program over the weekend. But there’s a plethora of them that are going on in national security, and then you see the commercial market mature up beyond that.

So let me dig into, when I say market traction, the next slide that talks about what does that mean for Quantum Space and how are we capturing these opportunities. Because at the end of the day, we want to build this capability to generate significant revenue for our investors and support our customers.

So this is highlighting four of the contracts, if you will, that have been awarded to Quantum Space in just the last, essentially, one and a half to two years for sure. And they cover the realm of these high-energy orbits that Jim was sharing with you. Some of these contracts are to develop capability for the GEO market. Some of them are to develop capability for the cislunar market.

The first one is to build a sensor payload to operate up around the moon area that Jim was sharing with you, through the Space Force. Again, for what? For domain awareness, for demonstrating the ability to pay attention to what’s going on in the cislunar domain up around the moon, as peer nations and our adversaries start building infrastructure there. It’s a really important mission. We’ve been working on that for two years. So that first one is a $16 million cislunar contract.

The next contract, which was awarded to us last year, is up to potentially a $48 million contract directly for the Department of War, and it is to demonstrate the ability to build a fuel depot so that we can refuel other satellites that are up in orbit, operating in geosynchronous orbit. Three or four years ago, refueling was considered speculative, and there were a number of companies that were building piece parts of the considerations for being able to refuel satellites, or building interface valves. We took a holistic approach, and we embedded that capability inherent in our design from the ground floor. And so now we have our larger vehicle, which we call Ranger, which serves as a fuel depot, and this contract is to demonstrate a prototype to do that. I’ll show you the schedule for that shortly.

The next contract is the one Jim just shared with you, about the moon base contract that NASA announced on Saturday. Again, it’s to take our large vehicle, Ranger, and deliver those payloads that Jim was sharing with you up around the lunar surface and the space around the moon.

And then finally, one of the key features of our capability in the company is this technology Jim was sharing with you called multi-mode propulsion. We have eight patents that have been either awarded or are provisional for the development of this technology, which is great in its own right, because we’ve been working on this technology for a number of years, but it has turned into our being able to get contracts awarded with the Air Force Research Lab to keep us on the forefront of taking that technology to the market.

I’ll let Jim highlight a couple of additional points on it, but I just wanted to walk through the mechanics of that.

Jim Bridenstine: No, I think that’s good. As of Saturday, we can now let everybody know that our new U.S. government customer for the lunar mission is NASA, so we can update that slide. But I think these are contracts that we have won.

I’m more excited, if you want to fast forward one slide. Oh, wait, this is Andromeda. Yeah, so this is the one that gets me super excited, which is that we were awarded an IDIQ contract for $6.2 billion. Now, I want to be clear, an IDIQ contract is indefinite delivery, indefinite quantity. We do not have that $6.2 billion. There are a handful of companies that were put on the IDIQ contract, and what it enables the Space Force to do is issue task orders. And so we have competed for a task order within Andromeda, but there’s going to be, over the next 10 years, many more task orders to come. And the ceiling on that IDIQ contract is $6.2 billion.

So what this really is, is the uniqueness of Quantum Space. What the Andromeda award is about is this. It says, look, we need you to go to geostationary orbit with an ESPA Grande-class satellite. So it’s a smaller satellite, think of the size of a dishwasher. We need you to go to geostationary orbit with an ESPA Grande-class satellite, with hydrazine fuel, a monoprop, and you need to be refuelable. If you want to be able to compete on this contract, you need to be refuelable. And you’ve got to do what’s called rendezvous and proximity operations with non-cooperative targets. So what that means is you’ve got to fly up close and personal with satellites that are not being helpful to you as you’re flying up close and personal with them.

So what’s interesting is, we were put on this contract, and we’re pretty early in our development as a company, and we were put on this contract, which I thought was remarkable, because a lot of other companies that are a lot more mature than us were put on that contract. But this is why we were put on that contract. We were building for those capabilities long before the others were. We saw where the puck was going to be, and we were there ahead of time. So we were building a satellite that was an ESPA Grande-class satellite. Monoprop hydrazine, so that’s storable fuel, and it’s fuel that is transferable. We were building a satellite that could be refueled. We’re building another satellite that’s capable of doing the refueling, and we’re building a satellite capable of doing rendezvous and proximity operations with non-cooperative targets. We were building for this exact program ahead of time. And then the contract came out, and we said, OK, well, of course we’re going to bid on that, and we were placed on the IDIQ.

So this is a really exciting opportunity for us. The first task order that came out, and this is another thing that is really telling, the first task order that came out said that the satellites are deliverable in 2031. Well, heck, we’re well ahead of that. We’re going to be ready to deliver in 2028. Why? Because this is what we were building for long before this contract came out, because we knew the direction our country would need to go, and now our country is heading that direction. So we’re super excited about this opportunity, and it’s a 10-year contract, so there’s going to be a lot of task orders under this IDIQ.

OK, I’ll let you go.

Kerry Wisnosky: So, in addition to the Andromeda contract that Jim’s sharing with you, the ceiling, we have what we call a robust pipeline. And our pipeline is basically a consolidation of the near-term opportunities that we are pursuing to scale the company revenue-wise relative to the products that we’re developing. And what’s interesting, when you look at this, is that the opportunities pretty much exactly align with those mission set areas that Jim was sharing with you in terms of the theory of competitive endurance.

And what we realized in there, in the $7.5 billion pipeline, is that yes, about 70% of that is U.S. government opportunities in the near term. But there’s already about 25% to 30% of our pipeline that we see in the future that is going to be commercial. It’s going to leverage the combination of what Jim was sharing with you, our ability to take spacecraft into these other orbits at a significantly reduced price point, as well as providing life extension services for the commercial space market. That can manifest itself in terms of mating with and extending the life of satellites that are existing, or providing refueling capability to satellites in the future. So we have a really robust pipeline that we’ve developed, and we have a really strong team that’s accustomed to and has been working in this environment to compete and win and receive these awards year after year.

So, just to take a quick thumbnail of what we’ve been doing at Quantum Space, as I mentioned, we started in 2021. We took a couple of years to really, I would say almost incognito, we knew where the market was going, but we wanted to get our technology and our capability demonstrated in the first couple of years, which we’ve done, and we started getting some seed contracts. In the last year or so, we’re getting contracts in the scores of millions of dollars, and as I mentioned, we expect to get them in the hundreds of millions of dollars in the next couple of years moving forward.

You can see through here, we talked about this multi-mode technology. One of the things that we looked at over the years as we’re doing our mission design work with potential customers, again, on both the government and the commercial side, is a need for both, as Jim was sharing, both chemical and electric, high thrust and high efficiency. There was a company, Phase Four, that was doing some incredible work in that area, and we made a strategic acquisition back in September last year, about a year ago, that has moved this technology along and integrated it into our platform.

Obviously, we’ve made our agreement with Inflection Point, and we’re talking with you all as we finish preparing ourselves to complete the de-SPAC process. I’m going to get into, I’ve talked about the contracts, I’m going to get into where we are in developing our products, where we are on the roadmap. And Jim talked about getting something into orbit in 2028. What does that look like? So let me get into that real quick.

Our first vehicle, in fact there’s a little typo there, it says Ranger, it should be called Prime underneath the spacecraft item there. But again, we’re building two products, a smaller vehicle we call Scout, and Scout is basically a modular, highly maneuverable spacecraft that is refuelable, but it’s focused on missions where sensing, precision pointing, and rapid maneuvering are most important. And then we have our larger vehicle, the one that Jim was sharing with you, which can carry 2,000-plus kilograms of storable fuel. That’s our larger mobility and logistics platform. It provides substantially more propellant, power, payload capacity, and mission flexibility. In fact, our first variant of that is the one that is going to be flying those payloads to the lunar surface for the moon base program that was announced.

So think of Ranger as intended for large-scale maneuvers, orbital transportation, and fuel depot operations, for relocating satellites, servicing satellites, and extending the life of satellites.

So we’ve taken the core technology that we’re developing in terms of our brains and power, and I call brains the avionics, and power, and the propulsion system, and we’re demonstrating the key enabling technology in this first mission, which is scheduled for the second half of 2027. The integration is underway here in our facility in Rockville. We’re finishing the integration this year. We’ll be doing the environmental testing early next year, and that’ll be put up in orbit in the second half of 2027.

Concurrently, that technology is being folded into the development of our Scout and Ranger products that we’re building, to have both of those ready as a matched set. Again, when we talk about planning for the future markets, our Scout vehicle, again, think of it as like a 500-kilogram spacecraft, a smaller vehicle, can be refueled, and our Ranger vehicle will be the one that does the refueling. So we’re developing them concurrently, so that we can do a launch in the timeline, and they’ll be ready for launch at the end of 2028. And that’s going to unlock all this capability in terms of those opportunities that we shared in the pipeline. And again, to Jim’s point earlier, even for this critical Space Force mission that they call Andromeda, we still are going to launch a couple of years before there’s even a requirement. So getting our product to the market, that’s what this whole venture is about, and why we’re excited to be talking to you today.

Jim Bridenstine: Kerry, let me anchor this. Where it says Scout product, I want to make sure, because not everybody here is a satellite or a space person. For the Scout product, think of a dishwasher-sized satellite that is designed for high maneuverability. You’ve got to get where you need to go now, and once you’re there, you’ve got to be able to maneuver around that object that you’re trying to take a look at. That Scout product is small, it’s fast, it can very accurately point, and it’s a highly capable satellite. Think of it as the size of a dishwasher.

Ranger is a much bigger satellite. This is our fuel depot. It also carries enough fuel to go all the way to the moon, so it’s a much bigger product. Think of it as the size of a Volkswagen Bug. This is the satellite that we’re going to use to take NASA payloads to the moon. It’s the satellite we’re going to use to do in-space refueling.

Both Scout and Ranger are hydrazine vehicles that are capable of being refueled and refueling others, so these are very unique capabilities. They’re designed to work together. When I say hydrazine, what that means is our fuel is storable in orbit, and it’s transferable in orbit. These are capabilities that right now don’t exist, but we’ve been developing ahead of need, and now the Space Force is calling for it. So we’re, I think, in a really good position as a company.

That’s all, Kerry. I’ll let you keep going.

Kerry Wisnosky: So, then, looking at what facilities we have, we’re very much focused on building an automated production facility so that we can produce the satellites that are necessary at the pace that we know our customers need them. We just recently completed a significant modification to a facility in Hawthorne, California. Hawthorne is just right outside of LAX Airport, maybe a fifteen-minute drive from there. It’s strategically important because the Space Force Systems Command that acquires these types of spacecraft is there, and their headquarters are there. And so we now have the capability to be able to process about 10 of those satellites a year in our existing facility at Hawthorne.

We’ve opened up a facility in Tulsa, Oklahoma, and Jim’s going to get into that in a little bit, to do some initial manufacturing, with our plans to have a full-scale production facility online by the end of 2028. When we get that online, we’ll be able to produce about 50 satellites a year, which we think is what the market is going to require around that time.

So we’re building this highest-performing satellite in the market. So one of the questions is, what’s everybody else doing in space? I like to think about it as there being essentially what I call three classes of space companies nowadays that are focused. There are the traditional space companies that we all have known, that have been around for 40 years, who have done a lot of capability and support a lot of important missions for customers. My view of this is that those companies’ capabilities make incremental changes over time, for a number of reasons, but principally their business models are sort of set up that way.

Then there are these, what they call in the middle row, these new space companies, a lot of you have heard of them, and I can just name a handful of them, Turion, True Anomaly, Astranis, that are building what I would call a single platform with some really good capability for particular focused mission sets.

And then there are just a couple of companies at this point that are focused on very large spacecraft with lots of capability to be able to attack this problem of being able to maneuver in these orbits beyond low Earth orbit: MEO, GEO, and cislunar space. They’re companies that you’ve probably heard of, maybe Impulse Space, maybe K2 Space. One’s doing a cryogenic chemical system, which has lots of capability, but it’s not storable for staying in orbit for a long period of time. Another is doing electric propulsion, very efficient, but it just takes a while to get where you want to go.

So the way we think about it is, it’s great that there are these companies that are coming into the market, because we know that there’s a demand for this capability. We know from our customers in both national security and civil space, and we see in the commercial market, people starting to say, we need this type of highly maneuverable spacecraft that can stay in orbit and persist for long periods of time. So we embrace this market, and we also know, particularly on the U.S. government side, that there’s a heavy emphasis on having supply chain resiliency, having the ability to have multiple companies that are building, at some level, what you could consider similar capabilities. But the demand is what’s driving the ability to have that market and multiple suppliers for the supply chain.

So I just wanted to touch on that, and I’m going to turn it over to Adarsh to go through some of our business and financial considerations.

Adarsh Parekh: Sure. Thanks, Kerry. So, at Quantum, we’re not simply building a product, we’re developing a platform of multiple complementary revenue streams, starting with robust R&D efforts that have already been rewarded with contracts and corresponding revenue. On the horizon, we expect Scout and Ranger spacecraft sales, initially to government customers. As we expand to the rapidly growing commercial market, we expect margin expansion and an even greater overall opportunity. We expect to improve margins not only from scale but also from the efficiencies gained from our modular, refuelable spacecraft architecture. In the more distant future, we expect significant opportunities around providing spacecraft capabilities as a service, in which we would retain ownership of the spacecraft but provide critical needs such as communications, domain awareness, refueling, orbital logistics, and satellite life extension.

So, on the next slide, there’s a description of the fact that there’s a lot to be excited about at Quantum from a financial angle. We’re strategic and acutely focused on unlocking value, and the approach to that value creation is centered around hitting milestones that provide a clear and direct connection to profitable revenue growth. Initially, the company will focus on highly differentiated propulsion spacecraft development to establish a solid platform. Prime is expected to launch during the second half of 2027, with larger-scale production planned for 2028. The compatibility of the Ranger and Scout refuelable architecture facilitates meaningful development and operational efficiencies. We’re already seeing solid product-market fit for our vehicles, as demonstrated by our booked contracts, healthy backlog, and as an awardee of the Andromeda IDIQ.

Our third stage in our broader business plan is about operational scaling of Ranger and Scout production. The scaling plan is built on existing contracts and a robust pipeline. Further down the road, we expect expansion of Quantum’s product and service offerings into multiple spacecraft-related revenue opportunities.

So, for the final slide of this section, it’s intended to summarize that Quantum’s approach to revenue growth, capital strategy, and essential operations is through a broad and diversified group of government, industry, and state partners, including the U.S. Space Force, the Department of War, NASA, the state of Oklahoma, and others. Quantum’s deep bench of seasoned aerospace and defense professionals has hundreds of years of combined experience in building customer confidence and winning multi-billion-dollar contracts.

And with that, I’ll hand it off to Jim to conclude the presentation portion of today’s gathering.

Jim Bridenstine: Thank you, Adarsh. This will be the final slide here. I think there’s one more slide that has disclaimers and things. And by the way, I see that there are four questions in the queue already. But I’ll just end on this slide.

What we’re building are satellites that are highly maneuverable, for sustained maneuver for dynamic space operations. That’s what we’re building. The history of space is that it was stagnant. Yes, you’re moving very fast to stay in orbit, but it’s also true that you’re perfectly predictable.

We call ourselves Quantum Space. When we think about how an electron, the way a lot of us learned about electrons orbiting the nucleus of an atom, and an electron would go around the nucleus of an atom. Well, it turns out that electrons don’t really orbit the nucleus of an atom. They’re in a position that they call superposition. They are everywhere and they are nowhere, and when you stop the clock, they could show up anywhere. Everything is a range of probabilities. Those electrons are in multiple places at the same time, with a range of probabilities. That is quantum physics.

We are Quantum Space. What does that mean? Think about the Earth as the nucleus of an atom, and think about the electrons as our satellites. We are everywhere, we are nowhere, but we can be anywhere that the U.S. government needs us to be at any point in time. And that’s ultimately what we’re trying to do. We’re building satellites that are unpredictable and untargetable, enabling the mission for every domain of warfare, and as it turns out, as we build this capability, it has huge implications for commercial and civil markets as well.

So, summarizing here. We talk about the fuel deliverable. It says approximately 1,000 kilograms, and it’s going to be much higher than that. We think about a satellite that is refuelable and capable of refueling others. That’s what we’re building. Satellites that can use a single propellant, hydrazine, for multiple modes. We can use it for chemical propulsion for high energy to get out of the way of a threat, to actually go look at a threat, to get out of the way of debris, and all of that high-energy maneuver capability is what we’re building. But we have also enabled ourselves to use that chemical propellant to do electric propulsion for efficiency. That’s the multi-mode propulsion capability.

And very uniquely, what we are building is this matched set. Scout is a smaller-class vehicle, and Ranger is a much bigger-class vehicle, but they are designed to work together. One is, think of it like the F-16, and the other one like a tanker. At the end of the day, you’ve got to have both to sustain maneuver and dynamic space operations. They’re designed to work together with fuel that is storable in space, which is unique, and fuel that is transferable in space, which is also unique. And the fact that we’re building both of those platforms at the same time gives us, I think, a very unique position.

So, we talked about Andromeda, the $6.2 billion IDIQ contract. We talked about government contracts, and that $68 million is going to have to go up, because on Saturday it was announced that we just won a $42 million contract to take two NASA payloads to the moon. We talked about the size of the market, we talked about the patents, and our U.S. sites, we’ve discussed that.

And then, of course, looking at the satellites here, Ranger is our big satellite. Think about it as a fuel depot, but it’s also payload agnostic. We can put payloads on it. And by the way, not only can we put payloads on it, but we are putting payloads on it, because we carry so much fuel. NASA has contracted us to take two of their payloads all the way to the moon.

Scout is our smaller vehicle. Think of it as a super highly maneuverable, high-energy vehicle. It’s not going to carry a tremendous amount of fuel the way Ranger does, but it’s refuelable, and it has very good precision when it comes to rendezvous and proximity operations and pointing.

Prime is our first vehicle out of the gate, and we’re going to be launching that in the second half of 2027. So we’re super excited about that as well.

OK, so this is kind of the summary. I’ll go to questions, and I’ll just run through the questions as they came in, in order here.

Questions and Answers

Question: Has NASA expressed interest to you in having a fleet of propellant depots in cislunar or Martian orbit?

Jim Bridenstine: That would be super interesting. I have not received that request at this point. I will tell you that we are going to need to sustain maneuver all the way out to the moon, and I would imagine that over time, it is my opinion that that will be a thing. As of right now, NASA has not expressed interest in that to us, unless, Kerry, you have heard something different.

Kerry Wisnosky: No, not directly from NASA. We do know that the Space Force has expressed interest in fuel depots, for sure. Although the question here is in cislunar or Martian orbit. The Space Force has not expressed interest in lunar or Martian orbits, but in other orbits. But in fact, the U.S. Department of War Operational Energy Capability Investment Fund has given us a contract that is up to $48 million to build a fuel depot in geostationary orbit around the Earth. But of course, as you can imagine, it is my assessment that over time we have to expand further, because as we spread our constellations deeper into space, you can imagine the adversary is going to be doing a similar thing.

Question: Are they evaluating programs like CLPS to compete for activities all the way out to the moon?

Jim Bridenstine: Well, it was just announced on Saturday that CLPS is going to be a growing program for NASA. That’s the Commercial Lunar Payload Services program. It’s an excellent question. This is clearly a very knowledgeable investor here. CLPS is a NASA program that is taking payloads out to the moon. I’m familiar with CLPS. I created the program when I was running NASA. The idea is that NASA does not want to purchase, own, and operate the landers that NASA takes to the moon. They don’t want to own or operate them. They’d rather buy a service. They expect those providers to go get customers that are not NASA, and they expect those providers to compete against each other on cost and innovation. That’s the purpose of the CLPS program, to drive down the cost and increase access all the way to the surface of the moon.

What I will tell you is that under this idea of a more robust CLPS program, which they call CLPS 2.0, for bigger landers and more frequent trips to the moon, we are participating in that, in this moon base program, to take NASA payloads to the moon. So we are super excited about that. We’ve been contracted to take two NASA payloads, and we’re excited about doing that.

Question: Does adversaries’ established space military spend to date inform the near-term U.S. necessary investment level to stay competitive?

Jim Bridenstine: The answer to that is absolutely. We have pacing threats out there. The number one pacing threat, if you listen to military commanders, is China, and they are doing things in space that we have to be responding to. In many cases, in a lot of what we’re talking about today, they’re ahead of us, and we need to catch up. And in fact, I wouldn’t say in all areas, because we’re ahead of them in many areas as well. But it is important for us as a company to be responsive to what the Space Force needs, because as we push further into space, it’s going to become very competitive, and yes, their activities inform our activities, and we have to do what we can to stay ahead.

Question: Can U.S. spend be more cost efficient with technology such as QSPC’s?

Jim Bridenstine: So there’s our ticker symbol. Yes, the answer is, if we do our job right, we’re going to drive down costs for the Space Force and enable them to do more than they would be able to do otherwise. So we are very excited to participate in that. And of course, the key there is that the history of satellites is that they’re expendable. When they run out of fuel, they’re dead. What we’re saying is, we’re going to have more fuel, so we can sustain for longer periods of time, and we’re going to have the ability to do in-space refueling, which means we don’t have to throw away these very valuable satellites. So yes, we will be more cost competitive over time, and it will enable the U.S. to spend less and be more efficient with the money that it has.

Kerry, anything I need to add to that?

Kerry Wisnosky: I would just offer that a fundamental way to think about what we’re doing at Quantum Space is that we have a common architecture that embodies a small vehicle called Scout and a larger vehicle called Ranger, that Jim was sharing with you. But the mindset is that it’s a common architecture that we’re developing here, so that for the U.S. we don’t have to build separate vehicles, separate architectures, every time we go into these different mission sets. We have a core to what we’re developing here. I call it the brains and muscles, and I was talking about that earlier. Common brains, common avionics, that we apply to our two different products. Common propulsion architecture that we provide to two different platforms. So inherently, that’s going to enable the U.S. to spend less, to get more capability, under a single architecture that Quantum Space is developing.

Jim Bridenstine: That’s right. So the common architecture, we’re talking about the avionics, the electronics, power distribution, all of that between Scout and Ranger is the same. The propulsion systems, the 1-newton, the 5-newton, the 22-newton thrusters, those are going to be the same. Of course, Ranger, the bigger vehicle, is going to have to have some additional thrusters. But in general, the architectures are very, very similar, which drives down cost and creates efficiency. And because we’re doing it for both Scout and Ranger, and they are designed to work together with storable fuel and transferable fuel, it gives us, I think, a really unique product mix that is going to be desirable for the future.

OK, next question.

Question: How exposed is the business to defense and civil space budget cycles, continuing resolutions, or shifts in agency priorities?

Jim Bridenstine: That’s a very good question. Well, this is a fun one for a guy that used to be a member of Congress. So what I would say is, the answer is we are exposed to budget cycles like every other defense contractor is exposed to budget cycles.

I would also say, I want to go back in time to when I was in the House of Representatives and we created the Space Corps at the time, which is now called the Space Force, but it’s essentially the same thing. And we did this even before President Trump was president, when we passed a bill called the Space Corps. It got 344 bipartisan votes on the floor of the House.

Now, even before that, on the Strategic Forces Subcommittee, it was unanimous, Republicans and Democrats alike supporting the creation of the Space Force. Then it went to the full committee, and I think there were 65 members on the committee, I don’t remember what the total number was, but only two voted against it. Again, strong bipartisan support, Republicans and Democrats alike. It went to the full floor of the House, and it got 344 bipartisan votes.

So, when we think about the Space Force, and by the way, once it was created, under President Biden it doubled, and now under President Trump again it’s doubling again. I think everybody is aware of the challenges that we have in space. Everybody understands how important it is for the national security apparatus of this country. And I think it is strong and bipartisan.

Now, are we exposed to the budget cycles and continuing resolutions? Yes, we are. But I would also say I think that the story there is actually really good, in the sense that both Republicans and Democrats have supported and continue to support the Space Force and the budgets that are associated with it.

Question: What capabilities does the company build in-house versus outsource, and will the platform use an open or proprietary architecture?

Jim Bridenstine: I think this is your brains and muscles kind of commentary. Do you want to take that?

Kerry Wisnosky: Sure. Again, when we think about commonality and efficiency, as in the earlier question about building a common architecture, a single architecture for our platforms, what we’re focused on building in-house is what you might call the smarts. It’s the avionics and the software that drives and controls the spacecraft and the data sources, as well as the propulsion system. So I call it brains and brawn, but it’s basically the propulsion, the critical portion, to have the maneuvering capability. We want to control that. We’ve developed that over a number of years. We’re in the process of integrating that and completing that, and doing some of the initial demonstrations in our mission at the end of next year.

So think about the propulsion and the avionics as what we’re doing in-house. When there are commercial commodities, things like inertial measurement units or star trackers or reaction wheels, things that are necessary where there’s already a large pool of U.S. suppliers that are focused on that, we don’t need to reinvent the wheel. What we want to do is have multiple suppliers and vendors so that we can get really good efficiencies in terms of integrating that into our platform.

And then, on the subject of whether the platform uses open or proprietary architectures, for payloads and for integrating customer payloads and services onto our platforms, we’re using industry standards, because we want to make the power and the data services amenable to multiple customers on both the government and commercial markets. Now, as Jim mentioned earlier, we do have 16 patents, and those patents are not just for the multi-mode, but they’re core to what we’re developing in some of these key areas that I’m sharing with you about the avionics and propulsion. So having a proprietary architecture that’s protected through our patent process is really important to us in terms of our business plan.

Jim Bridenstine: I think that’s good. I think it should be noted that coming out of the gate here, Kerry, we are in fact going to be reliant on outsourced thrusters and other outsourced items. But over time, given the capabilities of this team and what we already have under development, we’re going to insource a lot of that over time. Am I characterizing that correctly?

Kerry Wisnosky: Yeah, and I’m just trying to emphasize the key technology enablers. If there’s a one-newton thruster, there are five companies that are doing that. We don’t need to. That’s not a technology. But what makes our secret sauce, how we’re really operating our propulsion, that’s what we’re focused on. Just trying to clarify.

Jim Bridenstine: I would say there is a reason that we can carry more propellant than others in our class. There’s a reason for that, and that’s another key enabler for us.

Question: Is it expected that the reconciliation bill being moved to December 11th could include Space Force funds for maneuvering, offensive or remote sensing satellites, or propellant depots?

Jim Bridenstine: I don’t want to speculate, because I don’t know. I do think that, I mean, the Space Force budget today is $31 billion. And the base bill is $58 billion. So that’s a significant increase. I want to be clear, $31 billion to $58 billion. That’s a lot of increase. And now, if the reconciliation passes, it could go up to $71 billion, is what I’m hearing. Now, I’m not suggesting that reconciliation is going to pass or not pass, because I don’t know. But what I do know is that the Space Force budget under all circumstances is going up, and it’s going up with bipartisan support.

Question: Jim, thank you for your extended service advancing the industry. You discussed what makes your satellites differentiated. Why is satellite manufacturing an attractive business fundamentally?

Jim Bridenstine: What I would say is, it’s an attractive business because the amount of capabilities that we’re getting from space now are increasing at an increasing rate, increasing exponentially. We talked about intelligence, surveillance, and reconnaissance, and communication, and navigation, and we think about missile warning and missile tracking and networking, and all these different capabilities that are enabled by space. Well, when we think about how the spending is going forward from the national perspective, not only do we have to do those things, but now we have to defend those things. And that’s why the budgets are going up. We have to defend those things, and we have to deny the adversary from having the capabilities that we have. That means we need offensive and defensive counterspace capabilities. So that’s why the spending is going up so fast right now. And that’s quite frankly unfortunate for the United States of America, but it puts our company, Quantum Space, in a position where we can actually help our country achieve those ends, which is being able to fight and win in space, which is what the Space Force was created to do. So that’s why it is an attractive business right now.

I would also say what’s happening in space is fundamentally transformational in other ways as well. Think about how we produce food and how we produce energy cleanly. We’re increasing crop yields, reducing water usage by 25%, and preserving nitrates in the soil so that we don’t contaminate water supplies. And we’re using space to figure out where the snowpack is, so we can calculate where the water is going to ultimately materialize, so that water resource managers can make decisions. These are all things that we’re just scraping the surface of when you think about how space is being used to transform humanity on Earth. And so, yes, I do think the utilization of space is why being in the satellite business right now is a really good place to be, and it’s only going to continue to grow as time moves forward.

Think about how we predict weather. My goodness, there’s so much new data that we can collect using commercial sources, hyperspectral sensing, and we think about GPS radio occultation data. All of this can now be created commercially and ingested into the numerical weather models, which, by the way, these are laws that I wrote when I was in the House of Representatives. So the amount of activity happening in space now, there’s so much more. Maybe for another time I can do a town hall or something.

I’ll go on to some other questions here.

Question: There are many companies with significant funding targeting satellites. There is much growth, but it is not yet demonstrated, at least in public markets, how returns can be sustained. Are there barriers beyond patents that restrict well-capitalized competitors from adding larger tanks and more energy?

Jim Bridenstine: I guess the answer would be yes, that they would have to do what we’re doing, which right now we don’t see anybody doing, which doesn’t mean that they’re not. But to the extent that we have technology patented, that is a moat that we definitely want to rely on. I would also say that the biggest barrier is quite frankly capital, because this is not a capital-light venture. And if you can cross that barrier, raise the capital, get the contracts, and fly in space, if you can do those three things, those are huge barriers that others are going to struggle to achieve over time. So if you can break through that, on the other side, I think the future is quite remarkable. And that’s what this company is doing right now. We have proven we can get contracts, we’ve proven that we can raise capital. At this point, the next big step is, in the second half of 2027, we’re going to be putting our first satellite in orbit. And then after that, we’re taking NASA payloads to the moon, and we’re building fuel depots for the Space Force, or I should say for the Department of War.

So there are real opportunities in front of us, and we’ve got to go win those opportunities. I’ll tell you, this team is remarkable. We have assembled some of the best satellite people in the country, and we’re super excited that we get the opportunity to do these things.

Kerry, anything else on barriers?

Kerry Wisnosky: I would offer that, from the first satellite that was put in orbit, if you went 50 years from that point, there were probably a couple thousand satellites that were put in orbit, right? If you looked at the last couple of years, and don’t quote me on the numbers, but there were probably more satellites put in orbit in the last three years than in the previous 50 years. You think about that, and to Jim’s point, the entire world on Earth is reliant on space. And every prediction of the number of satellites that are going to be put in orbit is in the 100,000 range in the foreseeable future. And so, where are all those satellites going to go? What orbits are they going to go into, and what are the mission sets they have to do? It says that what we’re building is going to be critical. And as we talked about earlier, it’s fine if other people are building that capability, because it’s going to be needed. There are going to be numerous, and we’ve already seen trillion-dollar companies in the space world. So that’s how I think about the next 10 years.

Jim Bridenstine: And I would say, just maybe emphasizing some of what Kerry said and some of what was said earlier, when we think about space, and we’ve talked a lot about national security, a lot of people don’t realize that the timing signal from GPS is necessary to regulate flows of electricity on the power grid. The timing signal from GPS is used to regulate flows of data on wireless networks, your cell phone. And every banking transaction in this country is dependent on a timing signal from GPS to make sure that all the money ends up in the right accounts at the right time.

So the challenge that we have is not that space is only necessary for national security. The challenge is that because space is necessary for national security, it’s now being targeted. And when it’s targeted, it has a huge impact on how we live our lives in the United States of America. So, for example, think about a China-Taiwan scenario on the other side of the planet. When that China-Taiwan scenario extends into space, and if they start targeting the GPS constellation, what starts as a geographically isolated tactical war scenario on the other side of the planet very quickly escalates into, OK, we’ve lost our power grid, we’ve lost banking, and we’ve lost wireless networks and networking in general in the United States of America. So it starts as a tactical scenario on the other side of the planet, and very quickly escalates into a strategic scenario in our home country that can bring our economy to its knees.

This is why the Space Force was created. It’s why Space Force spending continues to go up. It’s why we at Quantum Space are so passionate about making sure that what we do, we get right. Because if we don’t, our country is in trouble, and it’s driving budgets.

Question: Does Quantum Space management have a view on orbital data centers? Are they a technology that may intercept the company’s product and services roadmap over time?

Jim Bridenstine: The answer to that is yes. There are a lot of reasons here, but think about the wars in Iraq and Afghanistan. It used to be that energy was a target, so when you think about energy, think about fuel storage or refineries. These were targets in the 1990s and early 2000s of war. Look at the war in Iran. Iran is targeting data centers in the Middle East. The war in Russia and Ukraine, on both sides, they’re targeting data centers. So what does that mean? If basically data is the new oil, which it seems to be that it is, then it’s also going to be targeted, as energy was previously.

So if data is being targeted, we’ve got to make it untargetable. So the answer is, when you think about Quantum Space, what we are building are satellites that are not targetable. So if we can move those data centers to space, and then we make them not targetable, that’s how we have an overmatch capability when it comes to data.

When we think about the future of warfare, the history of warfare, when I was in the Navy and we were flying, we would talk about a kill chain. You’ve got a radar in the nose of your airplane and you’re getting reflected energy, and you’ve got a missile on your wing, and you’re using your own systems to kill the target. Well, what’s happening now is a kill web. You’ve got lots of sensors in a theater, and you’ve got lots of weapons in a theater, and ultimately a commander has to make a decision, what do I target, what do I not target? And when those decisions are made, the sensor and the shooter are distributed. The sensor and the shooter might not be the same person, it might not be the same platform, they might not even be in the same domain. You might have somebody on the sea and somebody in the air and somebody in space. All of that networked capability has moved us from a kill chain to a kill web. This is why data matters when it comes to the future of warfare, and we’ve got to make sure that that data is not targetable.

So in my estimation, yes, there is. Now, are we going to file for millions of data centers? No, that’s not what Quantum Space is about. We are about helping the United States of America defend the United States of America. So if we can put data centers, and there’s capability out there, if we can put data centers on a highly maneuverable satellite that’s not targetable, and we can support the warfighter in that way, that is something we’re very interested in doing.

Let’s see, are there any other questions? I think that kind of finishes out the questions. So it is 10:23, and we’re coming up on an hour and a half, so unless I see another question pop up here, I guess we will close out this meeting.

I will just say it’s an honor to have you all interested in this company. It’s really a passion of ours here. When I say a passion, it’s something that we really care a lot about. We want to see Quantum Space not just be successful, but we want to see our success translate into the strength of the United States of America, not just from a national security perspective but from an economic perspective as well. And we’re just super excited to be having this opportunity, and a large part of that is because of investors like you. So thank you all for investing in Quantum Space, and we look forward to being public here in very short order, and ultimately providing some more information as soon as we are.

So thank you. Thanks, everybody.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21(e) of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination (the “Business Combination”) by and among Inflection Point Acquisition Corp. VI (“Inflection Point”), Quantum Space, and the other parties thereto, the estimated or anticipated future results and benefits of the combined company (“New Quantum Space”) following the Business Combination, including the likelihood and ability of Quantum Space and Inflection Point to successfully consummate the Business Combination, future opportunities for New Quantum Space and other statements that are not historical facts. These statements are based on the current expectations of the management of Inflection Point and/or Quantum Space and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Quantum Space. These statements are subject to a number of risks and uncertainties regarding Quantum Space’s business and the Business Combination and actual results may differ materially. These risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Inflection Point, Quantum Space, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain shareholder approval, to obtain financing to complete the Business Combination or other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability of New Quantum Space to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Quantum Space as a result of the announcement and consummation of the Business Combination; the inability of Quantum Space to successfully complete development of its flagship vehicle, Ranger, which is currently in development and has not been manufactured, operated or sold to date, or for it to meet Quantum Space’s design standards, including its intended fuel capacity, having a refuelable and modular architecture, and operational life of up to 15 years; the ability of New Quantum Space to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Quantum Space to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Quantum Space or the combined company may be adversely affected by other economic, business, and/or competitive factors; the amount of redemption requests made by Inflection Point shareholders; unsatisfactory safety performance of Quantum Space’s satellite systems or security incidents at Quantum Space’s facilities; failure of the market for satellites to achieve the growth potential Quantum Space expects; any delayed launches, launch failures, failure of Quantum Space’s satellites to reach their planned orbital locations and significant increases in the costs related to launches of satellites; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Quantum Space’s operations; failure of Quantum Space’s products to operate in the expected manner or defects in its products; counterparty risks on contracts entered into with Quantum Space’s customers and failure of Quantum Space’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Quantum Space does business; and other risks and uncertainties discussed in documents of Inflection Point and/or Quantum Space filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Inflection Point and Quantum Space presently do not know or that Inflection Point and Quantum Space currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Inflection Point’s and Quantum Space’s expectations, plans or forecasts of future events and views as of the date of this communication. Inflection Point and Quantum Space anticipate that subsequent events and developments will cause their assessments to change. However, while Inflection Point and Quantum Space may elect to update these forward-looking statements in the future, Inflection Point and Quantum Space specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s or Quantum Space’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, IPFX PubCo, Inc., Inflection Point and Quantum Space as co-registrants, filed a registration statement on Form S-4 (File No. 333-299286) (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equityholders of Quantum Space in connection with the completion of the Business Combination. The Registration Statement was declared effective by the SEC on October 28, 2026, and Inflection Point will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point has sent or will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/prospectus will be mailed to shareholders of Inflection Point as of a record date for voting on the Business Combination. Shareholders of Inflection Point will also be able to obtain copies of the definitive proxy statement/prospectus without charge by directing a request to: Inflection Point Acquisition Corp. VI, 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, FL 33139, or to Alliance Advisors, LLC, Inflection Point’s proxy solicitor, by calling 1-855-206-2037 or emailing IPFX@allianceadvisors.com. The contents of any website referenced in this communication are not incorporated into this communication.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. Information about Inflection Point’s directors and executive officers and a description of their interests in Inflection Point and in the Business Combination is contained in the sections of the Registration Statement entitled “Beneficial Ownership of Securities,” “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination,” and “Certain Relationships and Related Person Transactions”, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests is contained in the Registration Statement and the proxy statement/prospectus. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Quantum Space, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement when available, in the sections entitled “Executive and Director Compensation of Quantum Space — Interests of Quantum Space’s Directors and Executive Officers in the Business Combination” and “Management of the Company Following the Business Combination,” which is available. free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.